BERKLEY RESOURCES INC.

400 - 455 Granville Street
Vancouver, BC
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

April 27, 2006                                                                                                                                                                                                                                           Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTC BB (US)
Frankfurt W8O

Annual Filings under National Instrument 51-101

Berkley Resources Inc. (the “Company”) announces that it has filed its Form 51-101F1 - Statement of Reserves Data and Other Oil and Gas Information for its year ended December 31, 2005. The Company has also filed Form 51-101F2 - Report of Independent Qualified Reserves Evaluator and Form 51-101F3 - Report of Management and Directors, all under National Instrument 51-101. These filings can be accessed electronically from the System for Electronic Document Analysis and Retrieval (SEDAR) website: www.sedar.com.

For further information, please contact Lindsay Gorrill, President at (208) 755-6989.

On behalf of the Board of Directors of Berkley Resources Inc.

“Lindsay Gorrill”
Lindsay Gorrill, President & COO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.